UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 1-2360

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

IBM Personal Learning Accounts Plan

Director of Compensation and Benefits

IBM

North Castle Drive, M/D 147

Armonk, New York 10504

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL BUSINESS MACHINES CORPORATION

New Orchard Road

Armonk, New York 10504

International Business Machines Corporation

Personal Learning Accounts Plan

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2010	3

Notes to Financial Statements	4–8

Supplemental Schedules*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Schedule H, Line 4j - Schedule of Reportable Transactions	10

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

*          Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

IBM Personal Learning Accounts Plan

Date:	June 21, 2011	By:	/s/ James J. Kavanaugh
James J. Kavanaugh
Vice President and Controller

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

IBM Personal Learning Accounts Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of IBM Personal Learning Accounts Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY

June 21, 2011

International Business Machines Corporation

Personal Learning Accounts Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009 (dollars in thousands)

	2010	2009

Assets
Investments, at fair value
Goldman Sachs Financial Square Government Fund	$1,589	$1,056

Net assets available for benefits	$1,589	$1,056

The accompanying notes are an integral part of these financial statements.

International Business Machines Corporation

Personal Learning Accounts Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2010 (dollars in thousands)

2010

Additions in net assets attributable to:
Interest income from investments	$1

Contributions
Employee	1,083
Employer (Note 1)	216
Total contributions	1,300

Total additions	1,301

Deductions from net assets attributable to:
Benefits paid to participants	648
Participant withdrawals	118
Plan expenses (Note 2)	1
Total deductions	767

Net increase in net assets available for benefits	533

Net assets available for benefits
Beginning of year	1,056

End of year	$1,589

The accompanying notes are an integral part of these financial statements.

International Business Machines Corporation

Personal Learning Accounts Plan

Notes to Financial Statements

December 31, 2010

1.              Description of the Plan

The following description of the IBM Personal Learning Accounts Plan (PLAP or the “Plan”) provides only general information.  Participants should refer to the Plan prospectus for a complete description of the Plan’s provisions.

General

The Plan was established effective July 1, 2008 and Plan assets are held in trust for the benefit of its participants.  The Plan provides U.S. IBM employees, with a length of service greater than 5 years, an opportunity to establish and fund a specialized account to pay for eligible education expenses.  At December 31, 2010 and 2009, the number of participants with an account balance in the Plan was 1,776 and 1,589, respectively.

The Plan is a “welfare benefit plan” subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan will be administered in accordance with fiduciary, claim and appeal, and certain other applicable provisions of ERISA.

Administration

The Plan is administered by a Committee, which appointed certain officials of IBM to assist in administering the Plan (the “Plan Administrator”).  Budco, The Dialog Company (herein called “Budco”) provides record keeping services including tracking of the IBM matching contribution liability, creation and maintenance of a participant Web site and customer service support.  Budco also provides direction to Comerica, the Plan trustee.

Contributions

The Plan allows participants to contribute (on an after-tax basis) up to $1,000 annually ($500 in inception year).  IBM will match 50% of a participant’s contribution, up to $500 annually ($250 in inception year) at the time eligible educational expenses are reimbursed (the “IBM Match”).  Participants may use amounts accumulated in their Plan accounts to pay for eligible education expenses.

Employee contributions into the Plan are deposited in a trust and invested in a Goldman Sachs fund (presently the Goldman Sachs Financial Square Government Fund).

Participant Accounts

The Plan record keeper maintains an account in the name of each participant of each participant’s contributions amount with earnings (the “Participant Contributions Account”), available IBM match with earnings, and the total amount available for eligible expenses. The IBM Match Account is a notional recordkeeping account and no special fund has been established for purposes of paying benefits attributable to the IBM Match.

Vesting (dollars in thousands)

Participants are 100% vested in their contributions and earnings thereon.  Since payroll deductions will occur on an after-tax basis, participants must be allowed to withdraw the value of their own contributions (including the earnings thereon) at any time; however, to do so, the participant must agree to forfeit the corresponding IBM Match and associated earnings, specifically, 50% of the withdrawal amount.  Participant withdrawals during 2010 were $118.

Reimbursement (dollars in thousands)

Participants who have submitted appropriate documentation for an eligible educational expense will be reimbursed up to the full value of their contributions (and earnings), plus a portion of the value of the IBM Match (with earnings).  Reimbursements will be made two-thirds (2/3) from the Participant Contributions Account and one-third (1/3) from the IBM Match Account.  The value of the IBM Match Account will always be 50% of the value of the Participant Contributions Account.  Reimbursements to participants for eligible educational expenses during 2010 were $648.

International Business Machines Corporation

Personal Learning Accounts Plan

Notes to Financial Statements

December 31, 2010

Payment of Benefits

Distributions are recorded when paid.  Benefit claims that have been processed and approved for payment prior to December 31, but have not yet been distributed as of that date, are shown as a liability on Form 5500, filed with the Department of Labor (See Note 5).

Plan Termination

The Plan may be amended or terminated at any time by duly adopted resolution.  Upon termination of the Plan, remaining balances in the Participant Contributions Accounts shall be distributed to participants and remaining balances in the IBM Match Accounts shall be forfeited to IBM.

Risk and Uncertainties

The Plan invests in a short term investment money market fund which is exposed to various risks, such as interest and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

2.              Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting, except distributions, which are recorded when paid.

Fair Value Measurement

The Plan’s investments are stated at fair value, which is the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (an exit price).  Under fair value measurement guidance, the Plan is required to classify certain assets and liabilities based on the fair value hierarchy.  The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  These levels are accounting terms that refer to different methods of valuing assets and do not represent relative risk or credit quality of an investment.  The levels of assets are as follows:

• Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

• Level 2 — Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

• Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Assets are classified within the fair value hierarchy according to the lowest level input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The Goldman Sachs Financial Square Government fund is valued at the net asset value per share using available inputs to measure fair value as of the valuation date.

International Business Machines Corporation

Personal Learning Accounts Plan

Notes to Financial Statements

December 31, 2010

Security Transactions and Related Investment Income and Expenses

Security transactions are recorded on a trade date basis and interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures at the date of the financial statements.  Actual results could differ from these estimates.

Administrative Expenses and Investment Management Fees

IBM pays the costs of administering the Plan.  However, the Plan Administrator has the right to impose reasonable administrative fees on participants to defray the administrative cost of the Plan, which shall in no event exceed the actual administrative costs of the plan.

Standard to be Implemented

In May 2011, the Financial Accounting Standards Board (FASB) issued amended guidance to clarify existing guidance regarding the application of fair value measurement and disclosure requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments clarified that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets.  The amendment also changed existing guidance to permit a reporting entity to measure the fair value of financial instruments that are managed within a portfolio at a price that would be received to sell a net position for a particular risk or to transfer a net liability position for a particular risk in an orderly transaction between market participants at the measurement date and to specify that in the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would do so when pricing an asset or liability.  Additionally, an entity should disclose its use of a nonfinancial asset in a way that differs from the asset’s highest and best use and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. The amendments in this guidance are effective prospectively for fiscal 2012 reporting and are not expected to have a material impact on the Plan’s Financial Statements.

Standards Implemented

In January 2010, the FASB issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the Statements of Net Assets Available for Benefits. In addition, significant transfers between levels of the fair value hierarchy are required to be disclosed. The guidance also requires more detailed disclosures of the changes in Level 3 assets. These additional requirements became effective for the year ended December 31, 2010 and did not have an impact on the Plan’s Financial Statements as this guidance relates only to additional disclosures.

3.              Federal Income Tax Status

The Trust established under the plan is qualified under Section 501(c) of the Internal Revenue Code.  The trust received a favorable determination letter from the IRS on September 8, 2010.  Therefore, no provision for federal income taxes has been made based on the ruling.

International Business Machines Corporation

Personal Learning Accounts Plan

Notes to Financial Statements

December 31, 2010

4.              Investments

Fair Value Measurements

The following tables present by level, within the fair value hierarchy, the fair value of investments of the Plan at December 31, 2010 and 2009:

December 31, 2010 (dollars in thousands)	Total	Level 1	Level 2	Level 3
Goldman Sachs Financial Square Government Fund	$1,589		$1,589	$—
	$1,589	$—	$1,589	$—

December 31, 2009 (dollars in thousands)	Total	Level 1	Level 2	Level 3
Goldman Sachs Financial Square Government Fund	$1,056		$1,056	$—
	$1,056	$—	$1,056	$—

Investments - Five Percent or More of Plan Assets

The investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009 are as follows (dollars in thousands):

	2010	2009
Goldman Sachs Financial Square Government Fund	$1,589	$1,056

5.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 and 2009, to the Form 5500 (dollars in thousands):

	2010	2009

Net assets available for benefits per the financial statements	$1,589	$1,056
Employer contributions receivable	—	9
Benefits payable	27	41
Net assets available for benefits per the Form 5500	$1,562	$1,024

International Business Machines Corporation

Personal Learning Accounts Plan

Notes to Financial Statements

December 31, 2010

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2010, to the Form 5500 (dollars in thousands):

Employer contributions per the financial statements	$216
Less: Employer contributions receivable at December 31, 2009	9
Plus: Employer contributions receivable at December 31, 2010	—
Employer contributions per the Form 5500	$207

The following is a reconciliation of benefits paid per the financial statements for the year ended December 31, 2010, to the form 5500 (dollars in thousands):

Benefits paid per the financial statements	$767
Less: Benefits payable at December 31, 2009	41
Plus: Benefits payable at December 31, 2010	27
Benefits paid per the Form 5500	$753

International Business Machines Corporation

Personal Learning Accounts Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010 (dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Goldman Sachs
	Financial Square Government fund	Registered Investment Company	$1,589	$1,589

International Business Machines Corporation

Personal Learning Accounts Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2010 (dollars in thousands)

Single Transaction in same security

					(f) Expense		(h) Current Value
(a) identity of		(c) Purchase	(d) Selling	(e) Lease	Incurred with	(g) Cost of	of assets on	(i) Net Gain
party involved	(b) Description of asset	Price	Price	Rental	Transaction	Asset	Transaction Date	(Loss)
Comerica	Goldman Sachs Financial Square Government Fund	$61				$61	$61
Comerica	Goldman Sachs Financial Square Government Fund	60				60	60
Comerica	Goldman Sachs Financial Square Government Fund	53				53	53

Identity of		(a) Number	(b) Number	(c)Value of	(d) Total	(e) Net
party involved	Description of asset	of purchases	of sales	Purchases	Value of Sales	Gain (Loss)
Comerica	Goldman Sachs Financial Square Government Fund	36	27	$1,084	$550	$—